July 24, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	J-Long Group Limited (CIK No. 0001948436) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated March 20, 2023

Dear Mr. Anderegg, Mr. Field, Mr. Kim, and Ms. Cvrkel:

On behalf of our client, J-Long Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 20, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 2, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated March 20, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Amendment No.1 to Draft Registration Statement on Form F-1

Recent Regulatory Developments in the PRC, page 11

1.

We note your revised disclosure regarding the “Trial Measures” and new CSRC filing procedures. Please revise to clarify if the company and this offering will be subject to such Trial Measures and filing requirements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 12, 13, 23 and 24 of the Revised Draft Registration statement to clarify that the Company and this offering are not being subject to such Trial Measures and filing requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

2.

We note your response to comment 8 and your related revision stating that you have no critical accounting estimates. It is not clear to us how you determined that you have no critical accounting policies or estimates. Please tell us why you believe you have no critical accounting estimates including why the net realizable value of inventory, impairments of long-lived assets, contingent liabilities, valuation of deferred tax assets and tax contingencies, and fair value measurements are not critical accounting policies for you as these all appear to apply to your business. Refer to Release No. 33-8350 and Release No. 33-8040 for additional guidance.

In response to the Staff’s comment, the Company submits that accounting estimates are adopted for reporting certain amounts in the financial statements but believes that these accounting estimates would not be critical accounting estimates due to the level of activity and lack of complex transactions. For the net realizable value of inventory, the Company did not have material write-off of inventories as they are not considered slow-moving or obsolete. The Company’s love-lived assets, which are mainly property, plant and equipment and deferred tax assets, involved the use of estimates, which are not highly uncertain as (i) the depreciation policy has been applied consistently over the reporting years and (ii) the Company has been making profit and expects to make profit in the foreseeable future where the deferred tax assets will expectedly be utilized. In addition, the Company did not record any contingent liabilities or tax contingencies. In respect of fair value measurements which the Company mainly adopted for investment in marketable debt securities, as disclosed in Note 3 to the Consolidated Financial Statements, the bonds were issued by the listed company and the fair value was determined based on the market price in active market and hence were not made with highly uncertain assumptions. The Company will continue to evaluate any reasonably likely changes that could impact its critical accounting estimates and provide updated disclosure in future filings as necessary.

Major Factors Affecting Our Financial Results, page 63

3.

We note your revised disclosure in response to our comments 6 and 7 describing the impact of covid-19 and related supply chain issues on your business. Please augment your disclosure to quantify, the impact on your revenues, or results of operation due to covid-19 and supply chain issues, in the past and going forward.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 63-64 of the Revised Draft Registration Statement to augment its disclosure to quantify, the impact on its revenues, or results of operation due to covid-19 and supply chain issues, in the past and going forward.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam